UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

January 10, 2011

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

press release

Paris, January 6 2011

France Telecom finalises an amendment to its agreement concerning “Senior” employees in order to account for the impact of reforms to retirement law in France

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France Telecom-Orange announces the application of an amendment to its agreement concerning the employment of senior staff and on measures to develop the second half of careers for employees in France. This amendment, dated December 23, 2010, was signed with the trade unions CFDT, CFTC, CGT and FO, who together represent 68% of votes cast during the last employee representative elections.

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This adaptation of the agreement, which was initially signed in November 2009, concerns the "Part Time for Seniors" plan (TPS). It aims to account for the impact of reforms to retirement law in France.

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With this agreement, the Group becomes one of the first companies in France to adapt itself to this reform and, in the same spirit, to offer measures designed to maintain and accompany the professional activity of senior employees.

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The "Part Time for Seniors" plan has been enlarged to include the 8,000 employees who were no longer eligible due to the retirement law reform. The amendment also confirms that the plan remains unchanged for the 3,000 employees who are already part of the program.

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In addition, the amendment includes a new measure, the "Intermediate Part Time" plan (TPI), which enables employees to work part time, if they wish, before entering into the TPS system.

The retirement law reform has a direct impact on the Group’s "Part Time for Seniors" plan (TPS), which was introduced through the “Senior” employees agreement, signed in November 2009. This agreement enabled employees who were eligible for retirement within three years to work part time before they retire. The plan is available for all employees regardless of their status, public-sector or contract, and is applicable over a period of three years (from 2010 to 2012). The plan enables employees to work on a 50% part-time basis at a higher rate of pay than this level for a period of at least 18 months and no longer than three years. During this time they will benefit from the support of the company, which will continue to pay the full rate of retirement contributions.

Before the reform, the Group had estimated that around 23,000 employees were eligible for this plan. However, this level was reduced to 15,000 following the changes to retirement law. The objective of this amendment is to reintegrate these 8,000 employees and, for those who wish, to provide them with additional support as they approach the end of their careers.

At the end of 2010, over 3,000 employees had opted to benefit from this program and are already working on a part-time basis. The amendment signed today confirms that the conditions of the plan will remain unchanged for these employees.

The Group has also improved one of the four packages that were provided by the initial agreement in order to make the plan more attractive. For the package allowing employees to work part-time for 65% of their pay, 24 months will now be freed-up instead of the 18 months provided for by the initial agreement. The amended plan is based on four packages:

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65% of pay: 1 year part-time work, 24 months freed-up time (previously 18 months)

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70% of pay: 2 years part-time work, 12 months freed-up time

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75% of pay: 2 and half years part-time work, 6 months freed-up time

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80% of pay: 3 years part-time work, as planned

The amendment also introduces a new measure called the "Intermediate Part Time" plan (TPI), which enables employees to work part time if they wish for two years before entering into the TPS system. The TPI plan enables employees to work on a 60% part-time basis with 80% pay and full retirement contributions paid for by the company.

The Group estimates that 12,500 employees will take advantage of this plan (TPS and TPI) over the agreement period.

The Group had initially set aside a provision of €700 million for the TPS plan for the three-year agreement period (2010-2012). Given the changes introduced by this amendment, this provision has been increased to €1.2 billion (an increase of €500 million).

The amended agreement is applicable from January 1, 2011.

Following the initial agreement, which was signed on November 26, 2009, France Telecom-Orange has already introduced a number of measures including:

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a commitment to guarantee continued access to training for employees aged 45 and over

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the introduction of “career orientation” interviews for employees aged 45 and over. These will take place with the help of a counsellor and are designed to examine career prospects based on the employee's own wishes and opportunities offered by the company

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the reinforcement of tutoring to create an environment that facilitates the transfer of knowledge and skills

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the continued support during the final phase of employees’ careers as they approach retirement age through the introduction of a “seniors orientation” interview for employees aged 55 and over. This will enable them to discuss the end of their careers and also to set up precise simulations of their individual situations

About France Telecom

France Telecom, one of the world’s leading telecommunications operators, had total sales of 44.8 billion euros in 2009 (33.7 billion euros for the first nine months of 2010). At 30 September 2010, the Group had a customer base of 203 million customers in 32 countries. Orange, the Group's single brand for internet, television and mobile services in the majority of countries where the company operates, now covers over 131 million customers. At 30 September 2010, the Group had 144.5 million mobile customers and 13.3 million broadband internet (ADSL, FTTH) customers worldwide. Orange is one of the main European operators for mobile and broadband internet services and, under the brand Orange Business Services, is one of the world leaders in providing telecommunication services to multinational companies.

With its industrial project, "conquests 2015", Orange is simultaneously addressing its employees, customers and shareholders, as well as the society in which the company operates, through a concrete set of action plans. These commitments are expressed through a new vision of human resources for employees; through the deployment of a network infrastructure upon which the Group will build its future growth; through the Group's ambition to offer a superior customer experience thanks in particular to improved quality of service; and through the acceleration of international development

France Telecom (NYSE:FTE) is listed on Euronext Paris (compartment A) and on the New York Stock Exchange.

For more information (on the internet and on your mobile): www.orange.com, www.orange-business.com, www.orange-innovation.tv

Orange and any other Orange product or service names included in this material are trade marks of Orange Brand Services Limited, Orange France or France Telecom.

Press contacts: +33 1 44 44 93 93

Sébastien Audra, sebastien.audra@orange-ftgroup.com

Tom Wright, tom.wright@orange-ftgroup.com

Olivier Emberger, olivier.emberger@orange-ftgroup.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: January 10, 2011	By:	/S/ Stéphane Pallez
	Name:	Stéphane Pallez
	Title:	Group Deputy Chief Financial Officer